Exhibit 99.2
Consolidated financial statements

Consolidated income statements

For the period ended September 30 (in millions of Canadian dollars, except share amounts) (unaudited)			Three months		Nine months
	Note		2024	2023	2024	2023
Operating revenues		3	5,971	6,080	17,987	18,200
Operating costs	3,	5	(3,249)	(3,413)	(10,003)	(10,350)
Severance, acquisition and other costs		6	(49)	(10)	(300)	(159)
Depreciation			(934)	(937)	(2,825)	(2,791)
Amortization			(325)	(295)	(966)	(874)
Finance costs
Interest expense			(440)	(373)	(1,282)	(1,076)
Net return on post-employment benefit plans		14	16	27	49	81
Impairment of assets		7	(2,113)	—	(2,186)	(34)
Other expense		8	(63)	(129)	(202)	(319)
Income taxes			(5)	(243)	(402)	(786)
Net (loss) earnings			(1,191)	707	(130)	1,892
Net (loss) earnings attributable to:
Common shareholders			(1,237)	640	(298)	1,694
Preferred shareholders			45	47	138	139
Non-controlling interest			1	20	30	59
Net (loss) earnings			(1,191)	707	(130)	1,892
Net (loss) earnings per common share - basic and diluted		9	(1.36)	0.70	(0.33)	1.86
Weighted average number of common shares outstanding - basic (millions)			912.3	912.3	912.3	912.2

54 BCE Inc. 2024 THIRD QUARTER SHAREHOLDER REPORT

Consolidated statements of comprehensive income

For the period ended September 30 (in millions of Canadian dollars) (unaudited)		Three months		Nine months
	Note	2024	2023	2024	2023
Net (loss) earnings		(1,191)	707	(130)	1,892
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net (loss) earnings
Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($8) million and $17 million for the three months ended September 30, 2024 and 2023, respectively, and ($6) million and $25 million for the nine months ended September 30, 2024 and 2023, respectively		23	(46)	19	(68)
Items that will not be reclassified to net (loss) earnings
Actuarial gains (losses) on post-employment benefit plans, net of income taxes of ($33) million and ($59) million for the three months ended September 30, 2024 and 2023, respectively, and ($189) million and $39 million for the nine months ended September 30, 2024 and 2023, respectively(1)	14	92	158	517	(105)
Net change in value of publicly-traded and privately-held investments, net of income taxes of ($4) million and nil for the three months ended September 30, 2024 and 2023, respectively, and ($4) million and ($3) million for the nine months ended September 30, 2024 and 2023, respectively		17	(1)	20	15
Net change in value of derivatives designated as cash flow hedges, net of income taxes of $2 million and ($6) million for the three months ended September 30, 2024 and 2023, respectively, and ($6) million and nil for the nine months ended September 30, 2024 and 2023, respectively		(7)	16	15	(1)
Other comprehensive income (loss)		125	127	571	(159)
Total comprehensive (loss) income		(1,066)	834	441	1,733
Total comprehensive (loss) income attributable to:
Common shareholders		(1,111)	765	272	1,536
Preferred shareholders		45	47	138	139
Non-controlling interest		—	22	31	58
Total comprehensive (loss) income		(1,066)	834	441	1,733
(1)The discount rate used to value our post-employment benefit obligations at September 30, 2024 was 4.7% compared to 5.0% at June 30, 2024 and 4.6% at December 31, 2023. The discount rate used to value our post-employment benefit obligations at September 30, 2023 was 5.7% compared to 5.0% at June 30, 2023 and 5.3% at December 31, 2022.

Consolidated statements of financial position

(in millions of Canadian dollars) (unaudited)	Note	September 30, 2024	December 31, 2023
ASSETS
Current assets
Cash		1,860	547
Cash equivalents		—	225
Short-term investments		750	1,000
Trade and other receivables		4,024	4,031
Inventory		382	465
Contract assets		412	443
Contract costs		726	633
Prepaid expenses		328	230
Other current assets		244	264
Assets held for sale		88	60
Total current assets		8,814	7,898
Non-current assets
Contract assets		249	292
Contract costs		840	779
Property, plant and equipment	7	29,915	30,352
Intangible assets	7, 10	16,824	16,609
Deferred tax assets		126	96
Investments in associates and joint ventures		320	323
Post-employment benefit assets	14	3,543	2,935
Other non-current assets		1,796	1,714
Goodwill	4, 11	10,289	10,942
Total non-current assets		63,902	64,042
Total assets		72,716	71,940
LIABILITIES
Current liabilities
Trade payables and other liabilities		4,099	4,729
Contract liabilities		710	811
Interest payable		329	332
Dividends payable		937	910
Current tax liabilities		49	268
Debt due within one year	12	7,475	5,042
Liabilities held for sale	13	529	15
Total current liabilities		14,128	12,107
Non-current liabilities
Contract liabilities		341	277
Long-term debt	12	32,606	31,135
Deferred tax liabilities		5,256	4,869
Post-employment benefit obligations	14	1,238	1,278
Other non-current liabilities		1,166	1,717
Total non-current liabilities		40,607	39,276
Total liabilities		54,735	51,383
EQUITY
Equity attributable to BCE shareholders
Preferred shares	16	3,559	3,667
Common shares		20,860	20,859
Contributed surplus	16	1,271	1,258
Accumulated other comprehensive income (loss)		17	(42)
Deficit		(8,029)	(5,513)
Total equity attributable to BCE shareholders		17,678	20,229
Non-controlling interest		303	328
Total equity		17,981	20,557
Total liabilities and equity		72,716	71,940

56 BCE Inc. 2024 THIRD QUARTER SHAREHOLDER REPORT

Consolidated statements of changes in equity

		Attributable to BCE shareholders
For the period ended September 30, 2024 (in millions of Canadian dollars) (unaudited)	Note	Preferred shares	Common shares	Contri-buted surplus	Accum-ulated other compre-hensive (loss) income	Deficit	Total	Non-controlling interest	Total equity
Balance at December 31, 2023		3,667	20,859	1,258	(42)	(5,513)	20,229	328	20,557
Net (loss) earnings		—	—	—	—	(160)	(160)	30	(130)
Other comprehensive income		—	—	—	53	517	570	1	571
Total comprehensive income		—	—	—	53	357	410	31	441
Other share-based compensation		—	1	(19)	—	(5)	(23)	—	(23)
Repurchase of preferred shares	16	(108)	—	32	—	—	(76)	—	(76)
Dividends declared on BCE common and preferred shares		—	—	—	—	(2,868)	(2,868)	—	(2,868)
Dividends declared by subsidiaries to non-controlling interest		—	—	—	—	—	—	(56)	(56)
Settlement of cash flow hedges transferred to the cost basis of hedged items		—	—	—	6	—	6	—	6
Balance at September 30, 2024		3,559	20,860	1,271	17	(8,029)	17,678	303	17,981

	Attributable to BCE shareholders
For the period ended September 30, 2023 (in millions of Canadian dollars) (unaudited)	Preferred shares	Common shares	Contri-buted surplus	Accum-ulated other compre-hensive loss	Deficit	Total	Non-controlling interest	Total equity
Balance at December 31, 2022	3,870	20,840	1,172	(55)	(3,649)	22,178	337	22,515
Net earnings	—	—	—	—	1,833	1,833	59	1,892
Other comprehensive loss	—	—	—	(53)	(105)	(158)	(1)	(159)
Total comprehensive (loss) income	—	—	—	(53)	1,728	1,675	58	1,733
Common shares issued under employee stock option plan	—	19	(1)	—	—	18	—	18
Other share-based compensation	—	—	21	—	(25)	(4)	—	(4)
Repurchase of preferred shares	(128)	—	38	—	—	(90)	—	(90)
Dividends declared on BCE common and preferred shares	—	—	—	—	(2,787)	(2,787)	—	(2,787)
Dividends declared by subsidiaries to non-controlling interest	—	—	—	—	—	—	(35)	(35)
Settlement of cash flow hedges transferred to the cost basis of hedged items	—	—	—	(20)	—	(20)	—	(20)
Disposition of production studios	—	—	—	—	—	—	(23)	(23)
Other	—	—	—	(17)	17	—	—	—
Balance at September 30, 2023	3,742	20,859	1,230	(145)	(4,716)	20,970	337	21,307

Consolidated statements of cash flows

For the period ended September 30 (in millions of Canadian dollars) (unaudited)		Three months		Nine months
	Note	2024	2023	2024	2023
Cash flows from operating activities
Net (loss) earnings		(1,191)	707	(130)	1,892
Adjustments to reconcile net (loss) earnings to cash flows from operating activities
Severance, acquisition and other costs	6	49	10	300	159
Depreciation and amortization		1,259	1,232	3,791	3,665
Post-employment benefit plans cost	14	34	23	109	75
Net interest expense		405	358	1,190	1,034
Impairment of assets	7	2,113	—	2,186	34
(Gains) losses on investments	8	(66)	1	(58)	(78)
Net equity losses from investments in associates and joint ventures	8	154	—	247	377
Income taxes		5	243	402	786
Contributions to post-employment benefit plans		(12)	(12)	(40)	(40)
Payments under other post-employment benefit plans		(16)	(16)	(47)	(48)
Severance and other costs paid		(129)	(55)	(273)	(119)
Interest paid		(532)	(451)	(1,367)	(1,160)
Income taxes paid (net of refunds)		(96)	(167)	(562)	(531)
Acquisition and other costs paid		(1)	—	(27)	(5)
Change in contract assets		18	(8)	74	70
Change in wireless device financing plan receivables		18	16	125	81
Net change in operating assets and liabilities		(170)	80	(809)	(619)
Cash flows from operating activities		1,842	1,961	5,111	5,573
Cash flows used in investing activities
Capital expenditures		(954)	(1,159)	(2,934)	(3,552)
Short-term investments		—	—	250	—
Business acquisitions	4	(73)	1	(590)	(220)
Business dispositions		—	1	—	209
Spectrum licences	10	(13)	(3)	(531)	(159)
Other investing activities		(8)	(16)	(29)	(1)
Cash flows used in investing activities		(1,048)	(1,176)	(3,834)	(3,723)
Cash flows used in financing activities
Increase (decrease) in notes payable		763	(300)	2,146	(484)
Issue of long-term debt	12	10	1,161	3,818	3,864
Repayment of long-term debt		(343)	(920)	(2,981)	(1,565)
Repurchase of a financial liability		—	—	—	(149)
Issue of common shares		—	—	—	18
Purchase of shares for settlement of share-based payments		(42)	(44)	(186)	(179)
Repurchase of preferred shares	16	—	(27)	(76)	(90)
Cash dividends paid on common shares		(910)	(883)	(2,703)	(2,604)
Cash dividends paid on preferred shares		(43)	(35)	(134)	(136)
Cash dividends paid by subsidiaries to non-controlling interest		(14)	(13)	(56)	(35)
Other financing activities		(3)	(5)	(17)	(20)
Cash flows used in financing activities		(582)	(1,066)	(189)	(1,380)
Net increase in cash		462	119	1,313	470
Cash at beginning of period		1,398	450	547	99
Cash at end of period		1,860	569	1,860	569
Net decrease in cash equivalents		(250)	(400)	(225)	—
Cash equivalents at beginning of period		250	450	225	50
Cash equivalents at end of period		—	50	—	50
58 BCE Inc. 2024 THIRD QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements
These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2023 annual consolidated financial statements, approved by BCE’s board of directors on March 7, 2024.
These notes are unaudited.
We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1     Corporate information
BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a communications company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home advertising services to customers in Canada.

Note 2     Basis of presentation and material accounting policies
These financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 - Interim Financial Reporting and were approved by BCE’s board of directors on November 6, 2024. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Material accounting policies in our consolidated financial statements for the year ended December 31, 2023.
These financial statements do not include all of the notes required in annual financial statements.
All amounts are in millions of Canadian dollars, except where noted.
Future changes to accounting standards
The following accounting standard and amendments to accounting standards issued by the IASB have not yet been adopted by BCE.

Standard	Description	Impact	Effective date
IFRS 18 – Presentation and Disclosure in Financial Statements
Sets out requirements and guidance on presentation and disclosure in financial statements, including:
•presentation in the income statements of income and expenses within defined categories - operating, investing, financing, income taxes and discontinued operations
•presentation in the income statements of new defined subtotals - operating profit and profit before financing and income taxes
•disclosure of explanations of management-defined performance measures that are related to the income statements
•enhanced guidance on aggregation and disaggregation of information and whether to provide information in the financial statements or in the notes
•disclosure of specified expenses by nature
IFRS 18 replaces IAS 1 - Presentation of Financial Statements but carries forward many of the requirements from IAS 1 unchanged.
		We are currently assessing the impact of this standard.	Annual reporting periods beginning on or after January 1, 2027. Early application is permitted.
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
In particular, the amendments clarify:
•the classification of financial assets with environmental, social and corporate governance (ESG) and similar features
•the derecognition date for financial liabilities and introduce an accounting policy option for financial liabilities settled using an electronic payment system if certain conditions are met
The amendments also require additional disclosures for financial instruments with contractual terms that reference a contingent event and equity instruments classified at fair value through other comprehensive income.
		We are currently assessing the impact of these amendments.	Annual reporting periods beginning on or after January 1, 2026. Early application is permitted.

Note 3     Segmented information
Our results are reported in two segments: Bell Communication and Technology Services (Bell CTS) and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.
The following tables present financial information by segment for the three month periods ended September 30, 2024 and 2023.

For the three month period ended September 30, 2024	Note	Bell CTS	Bell Media	Intersegment eliminations	BCE
Operating revenues
External service revenues		4,588	698	—	5,286
Inter-segment service revenues		7	84	(91)	—
Operating service revenues		4,595	782	(91)	5,286
External/Operating product revenues		685	—	—	685
Total external revenues		5,273	698	—	5,971
Total inter-segment revenues		7	84	(91)	—
Total operating revenues		5,280	782	(91)	5,971
Operating costs	5	(2,812)	(528)	91	(3,249)
Adjusted EBITDA (1)		2,468	254	—	2,722
Severance, acquisition and other costs	6				(49)
Depreciation and amortization					(1,259)
Finance costs
Interest expense					(440)
Net return on post-employment benefit plans	14				16
Impairment of assets	7				(2,113)
Other expense	8				(63)
Income taxes					(5)
Net loss					(1,191)
(1)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

For the three month period ended September 30, 2023	Note	Bell CTS	Bell Media	Intersegment eliminations	BCE
Operating revenues
External service revenues		4,655	626	—	5,281
Inter-segment service revenues		7	84	(91)	—
Operating service revenues		4,662	710	(91)	5,281
External/Operating product revenues		799	—	—	799
Total external revenues		5,454	626	—	6,080
Total inter-segment revenues		7	84	(91)	—
Total operating revenues		5,461	710	(91)	6,080
Operating costs	5	(2,997)	(507)	91	(3,413)
Adjusted EBITDA (1)		2,464	203	—	2,667
Severance, acquisition and other costs	6				(10)
Depreciation and amortization					(1,232)
Finance costs
Interest expense					(373)
Net return on post-employment benefit plans	14				27
Impairment of assets	7				—
Other expense	8				(129)
Income taxes					(243)
Net earnings					707
(1)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

60 BCE Inc. 2024 THIRD QUARTER SHAREHOLDER REPORT

The following tables present financial information by segment for the nine month periods ended September 30, 2024 and 2023.

For the nine month period ended September 30, 2024	Note	Bell CTS	Bell Media	Intersegment eliminations	BCE
Operating revenues
External service revenues		13,716	2,070	—	15,786
Inter-segment service revenues		21	249	(270)	—
Operating service revenues		13,737	2,319	(270)	15,786
External/Operating product revenues		2,201	—	—	2,201
Total external revenues		15,917	2,070	—	17,987
Total inter-segment revenues		21	249	(270)	—
Total operating revenues		15,938	2,319	(270)	17,987
Operating costs	5	(8,543)	(1,730)	270	(10,003)
Adjusted EBITDA (1)		7,395	589	—	7,984
Severance, acquisition and other costs	6				(300)
Depreciation and amortization					(3,791)
Finance costs
Interest expense					(1,282)
Net return on post-employment benefit plans	14				49
Impairment of assets	7				(2,186)
Other expense	8				(202)
Income taxes					(402)
Net loss					(130)
(1)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

For the nine month period ended September 30, 2023	Note	Bell CTS	Bell Media	Intersegment eliminations	BCE
Operating revenues
External service revenues		13,767	2,039	—	15,806
Inter-segment service revenues		21	256	(277)	—
Operating service revenues		13,788	2,295	(277)	15,806
External/Operating product revenues		2,394	—	—	2,394
Total external revenues		16,161	2,039	—	18,200
Total inter-segment revenues		21	256	(277)	—
Total operating revenues		16,182	2,295	(277)	18,200
Operating costs	5	(8,881)	(1,746)	277	(10,350)
Adjusted EBITDA (1)		7,301	549	—	7,850
Severance, acquisition and other costs	6				(159)
Depreciation and amortization					(3,665)
Finance costs
Interest expense					(1,076)
Net return on post-employment benefit plans	14				81
Impairment of assets	7				(34)
Other expense	8				(319)
Income taxes					(786)
Net earnings					1,892
(1)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

Revenues by services and products

	Three months		Nine months
For the period ended September 30	2024	2023	2024	2023
Services(1)
Wireless voice and data	1,805	1,828	5,367	5,317
Wireline data	2,038	2,032	6,084	6,054
Wireline voice	663	717	2,023	2,165
Media(3)	704	626	2,076	2,039
Other wireline services	76	78	236	231
Total services	5,286	5,281	15,786	15,806
Products(2)
Wireless	569	672	1,821	1,924
Wireline	116	127	380	470
Total products	685	799	2,201	2,394
Total operating revenues	5,971	6,080	17,987	18,200
(1)Our service revenues are generally recognized over time.
(2)Our product revenues are generally recognized at a point in time.
(3)Includes Crave direct-to-consumer revenues

62 BCE Inc. 2024 THIRD QUARTER SHAREHOLDER REPORT

Note 4     Business acquisitions and disposition
Acquisition of OUTFRONT Media’s Canadian out-of-home media business
On June 7, 2024, Bell Media completed the acquisition of OUTFRONT Media Inc.’s Canadian out-of-home media business, OUTEDGE Media Canada (OUTEDGE), for cash consideration of $429 million ($418 million net of cash acquired). The acquisition of OUTEDGE is expected to support Bell Media’s digital media strategy and to deliver multi-channel marketing solutions across Canada. The results of OUTEDGE are included in our Bell Media segment.
Pursuant to a consent agreement negotiated with the Competition Bureau, Bell Media must dispose of 669 advertising displays in Québec and Ontario. On October 4, 2024, we entered into an agreement to dispose of these advertising displays for estimated proceeds of $14 million, subject to adjustments. Completion of the sale is expected in the first quarter of 2025, subject to receipt of the Competition Bureau’s approval and other customary closing conditions.

The allocation of the purchase price of OUTEDGE includes provisional estimates, in particular for finite-life intangible assets.
The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

2024
Cash consideration paid	429
Total cost to be allocated	429
Trade and other receivables	39
Other non-cash working capital	7
Assets held for sale	12
Property, plant and equipment	162
Finite-life intangible assets	62
Other non-current assets	16
Trade payables and other liabilities	(12)
Contract liabilities	(1)
Debt due within one year	(20)
Liabilities held for sale	(9)
Long-term debt	(86)
Deferred tax liabilities	(75)
Other non-current liabilities	(7)
88
Cash and cash equivalents	11
Fair value of net assets acquired	99
Goodwill (1)	330
(1)Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell Media group of cash-generating units (CGUs).
Operating revenues of $35 million from OUTEDGE are included in the consolidated income statements (income statements) for the nine months ended September 30, 2024. BCE’s operating revenues for the nine months ended September 30, 2024 would have been $18,035 million had the acquisition of OUTEDGE occurred on January 1, 2024. The transaction did not have a significant impact on our net earnings for the nine months ended September 30, 2024 and the impact on our net earnings would not have been significant had the acquisition occurred on January 1, 2024.

Acquisition of Stratejm
On July 2, 2024, Bell Canada acquired Stratejm Inc. (Stratejm) for cash consideration of $78 million ($73 million net of cash acquired) and $11 million of estimated additional cash consideration contingent on the achievement of certain performance objectives. This contingent consideration is expected to be settled by 2027 and the maximum amount payable is $20 million. Stratejm leverages artificial intelligence through end-to-end Security-as-a-Service solutions, real-time threat detection and response, and streamlining incident management processes. The results of Stratejm are included in our Bell CTS segment.
The allocation of the purchase price includes provisional estimates.
The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

2024
Cash consideration paid	78
Contingent consideration	11
Total cost to be allocated	89
Trade and other receivables	5
Other non-cash working capital	2
Other non-current assets	1
Trade payables and other liabilities	(3)
Contract liabilities	(7)
Deferred tax liabilities	(1)
(3)
Cash and cash equivalents	5
Fair value of net assets acquired	2
Goodwill (1)	87
(1)Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell CTS group of CGUs.
Operating revenues of $5 million from Stratejm are included in the income statements for the nine months ended September 30, 2024. BCE’s operating revenues for the nine months ended September 30, 2024 would have been $17,999 million had the acquisition of Stratejm occurred on January 1, 2024. The transaction did not have a significant impact on our net earnings for the nine months ended September 30, 2024 and the impact on our net earnings would not have been significant had the acquisition occurred on January 1, 2024.
Proposed acquisition of Ziply Fiber
Subsequent to Q3 2024, on November 4, 2024, BCE announced that Bell Canada had entered into a definitive agreement to acquire Northwest Fiber Holdco LLP (doing business as Ziply Fiber), the leading fibre Internet provider in the Pacific Northwest of the United States, for approximately $5.0 billion in cash and the assumption of outstanding net debt of approximately $2.0 billion to be rolled over at transaction close, representing a transaction value of approximately $7.0 billion. The transaction is subject to certain customary closing conditions and the receipt of certain regulatory approvals including the Federal Communications Commission and approvals by state Public Utilities Commissions and, as such, there can be no assurances that the transaction will ultimately be consummated. The proposed acquisition is expected to close in the second half of 2025. This transaction enhances Bell Canada's growth profile and strategic position by giving it a foothold in the large, underpenetrated U.S. fibre market, while increasing its scale, diversifying its operating footprint and unlocking significant growth opportunities.
Proposed disposition of Northwestel
On June 10, 2024, Bell Canada entered into an agreement with Sixty North Unity, a consortium of Indigenous communities from the Yukon, the Northwest Territories and Nunavut, to dispose of Northwestel Inc. (Northwestel), the largest telecommunications provider in Canada’s North, for up to $1 billion, subject to adjustments. Closing of the transaction is subject to certain closing conditions, including securing financing by Sixty North Unity, the completion of confirmatory due diligence, and receipt of the Competition Bureau's approval and, as such, there can be no assurances that the transaction will ultimately be consummated. The results of Northwestel are included in our Bell CTS segment. Subsequent to Q3 2024, we received approval from the Competition Bureau.

64 BCE Inc. 2024 THIRD QUARTER SHAREHOLDER REPORT

Note 5     Operating costs

		Three months		Nine months
For the period ended September 30	Note	2024	2023	2024	2023
Labour costs
Wages, salaries and related taxes and benefits		(1,015)	(1,066)	(3,137)	(3,284)
Post-employment benefit plans service cost (net of capitalized amounts)	14	(50)	(50)	(158)	(156)
Other labour costs (1)		(243)	(264)	(737)	(788)
Less:
Capitalized labour		274	299	861	926
Total labour costs		(1,034)	(1,081)	(3,171)	(3,302)
Cost of revenues (2)		(1,735)	(1,842)	(5,418)	(5,632)
Other operating costs (3)		(480)	(490)	(1,414)	(1,416)
Total operating costs		(3,249)	(3,413)	(10,003)	(10,350)
(1)Other labour costs include contractor and outsourcing costs.
(2)Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 6     Severance, acquisition and other costs

	Three months		Nine months
For the period ended September 30	2024	2023	2024	2023
Severance	(16)	(12)	(246)	(121)
Acquisition and other	(33)	2	(54)	(38)
Total severance, acquisition and other costs	(49)	(10)	(300)	(159)
Severance costs
Severance costs consist of charges related to involuntary and voluntary employee terminations.
Acquisition and other costs
Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.

Note 7     Impairment of assets
2024
During the third quarter of 2024, we identified indicators of impairment for our Bell Media TV services and radio markets, due to a further decline in advertising demand and spending in the linear advertising market. Accordingly, impairment testing was required for certain groups of cash-generating units (CGUs) as well as for goodwill for the Bell Media group of CGUs.
We recognized $958 million of impairment charges for English and French TV services and radio markets within our Bell Media segment. These charges included $627 million allocated to indefinite-life intangible assets for broadcast licences and brands, $144 million allocated to program and feature film rights, $85 million allocated to property, plant and equipment for network and infrastructure and equipment, $85 million allocated to software, $10 million allocated to finite-life intangible assets mainly for trademarks, and $7 million allocated to prepaid expenses. The impairment was determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of September 1, 2024 to December 31, 2029, using discount rates of 9% to 11% and perpetuity growth rates of (2%) to 0%, as well as market multiple data from public companies and market transactions. After impairments, the carrying value of the impacted CGUs was $811 million.
We recorded $1,132 million of impairment charges for goodwill. See Note 11, Goodwill, for additional details.
Additionally, for the three and nine months ended September 30, 2024, impairment charges of $23 million and $96 million, respectively, relate mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.
2023
Impairment charges for the nine months ended September 30, 2023 of $34 million relate mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

Note 8     Other expense

		Three months		Nine months
For the period ended September 30	Note	2024	2023	2024	2023
Equity (losses) income from investments in associates and joint ventures
Loss on investment	13	(154)	—	(247)	(377)
Operations		(21)	(14)	—	12
Net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans		42	(128)	(71)	(109)
(Losses) gains on retirements and disposals of property, plant and equipment and intangible assets		(19)	(21)	(45)	7
Gains (losses) on investments		66	(1)	58	78
Interest income		35	15	92	42
Early debt redemption costs		—	—	—	(1)
Other		(12)	20	11	29
Total other expense		(63)	(129)	(202)	(319)

66 BCE Inc. 2024 THIRD QUARTER SHAREHOLDER REPORT

Equity (losses) income from investments in associates and joint ventures
We recorded a loss on investment of $154 million and $247 million for the three and nine months ended September 30, 2024, respectively, related to equity losses on our share of an obligation to repurchase at fair value the minority interest in Maple Leaf Sports and Entertainment Ltd. (MLSE). See Note 13, Liabilities held for sale, for additional details.
In Q2 2023, we recorded a loss on investment of $377 million, related to equity losses on our share of an obligation to repurchase at fair value the minority interest in MLSE. The obligation was marked to market each reporting period and the gain or loss on investment was recorded as equity income or losses from investments in associates and joint ventures.
Gains on disposals of property, plant and equipment
In Q1 2023, we sold land for total proceeds of $54 million and recorded a gain of $53 million as part of our real estate optimization strategy.
Gains (losses) on investments
In Q3 2024, we recorded a gain on investment of $72 million related to an obligation to repurchase at fair value the minority interest in one of our subsidiaries.
In Q2 2023, we completed the sale of our 63% ownership in certain production studios. We recorded net cash proceeds of $211 million and a gain on investment of $79 million.

Note 9     Earnings per share
The following table shows the components used in the calculation of basic and diluted net (loss) earnings per common share for earnings attributable to common shareholders.

	Three months		Nine months
For the period ended September 30	2024	2023	2024	2023
Net (loss) earnings attributable to common shareholders - basic	(1,237)	640	(298)	1,694
Dividends declared per common share (in dollars)	0.9975	0.9675	2.9925	2.9025
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding - basic	912.3	912.3	912.3	912.2
Assumed exercise of stock options (1)	—	—	—	0.1
Weighted average number of common shares outstanding - diluted (in millions)	912.3	912.3	912.3	912.3
(1)The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 6,554,350 for the third quarter of 2024 and for the first nine months of 2024, compared to 7,429,588 for the third quarter of 2023 and 3,165,118 for the first nine months of 2023.

Note 10 Acquisition of spectrum licences
On November 30, 2023, Bell Mobility secured the right to acquire 939 licences of 3800 MHz spectrum across Canada for $518 million. On January 17, 2024, Bell made a first payment of $104 million to Innovation, Science and Economic Development Canada (ISED). The remaining balance of $414 million was paid on May 29, 2024, at which time Bell acquired the 3800 MHz spectrum licences.

Note 11 Goodwill
Impairment testing
Goodwill is tested annually for impairment or when there is an indication that goodwill might be impaired, by comparing the carrying value of a CGU or group of CGUs to its recoverable amount, where the recoverable amount is the higher of fair value less costs of disposal and its value in use. In Q3 2024, due to a further decline in advertising demand and spending in the linear advertising market for Bell Media TV services and radio markets, there was an indicator that goodwill might be impaired for the Bell Media group of CGUs. Consequently, an impairment charge of $1,132 million was recognized in Impairment of assets in the income statements. No such indicator existed for the Bell CTS group of CGUs and, as a result, it will be tested for impairment in Q4 2024.
RECOVERABLE AMOUNT
The recoverable amount for the Bell Media group of CGUs is its fair value less cost of disposal.
The recoverable amount for our groups of CGUs is determined by discounting five-year cash flow projections derived from business plans reviewed by senior management. The projections reflect management’s expectations of revenue, adjusted EBITDA, capital expenditures, working capital and operating cash flows, based on past experience and future expectations of operating performance, including any impact from changes in interest rates and inflation.
Cash flows beyond the five-year period are extrapolated using perpetuity growth rates. None of the perpetuity growth rates exceeds the long-term historical growth rates for the markets in which we operate.
The discount rates are applied to the cash flow projections and are derived from the weighted average cost of capital for each group of CGUs.
The following table shows the key assumptions used to estimate the recoverable amounts of our groups of CGUs.

	ASSUMPTIONS USED
	PERPETUITY	DISCOUNT
GROUP OF CGUs	GROWTH RATE	RATE
Bell Media	0.5%	10.5%
We have made certain assumptions as to the perpetuity and discount rates used to estimate the fair value of the Bell Media group of CGUs as well as in the five-year cash flow projections derived from business plans reviewed by management. These assumptions and projections may differ or change quickly due to an ongoing slowdown in the traditional broadcast TV and radio advertising markets adversely affected by economic uncertainty. A negative change to any of these assumptions may result in a further impairment of goodwill for the Bell Media group of CGUs.

Note 12 Debt
On May 24, 2024, Bell Canada issued, under its 1997 trust indenture, 5.60% Series M-61 medium-term note (MTN) debentures, with a principal amount of $400 million, which mature on August 11, 2053. The Series M-61 debentures were issued pursuant to a re-opening of an existing series of MTN debentures. Additionally, on the same date, Bell Canada issued, under its 1997 trust indenture, 5.15% Series M-63 MTN debentures, with a principal amount of $1.1 billion, which mature on August 24, 2034.
On February 15, 2024, Bell Canada issued, under its 2016 trust indenture, 5.200% Series US-9 Notes, with a principal amount of $700 million in U.S. dollars ($942 million in Canadian dollars), which mature on February 15, 2034. The Series US-9 Notes have been hedged for foreign currency fluctuations through cross currency interest rate swaps. Additionally, on the same date, Bell Canada issued, under its 2016 trust indenture, 5.550% Series US-10 Notes, with a principal amount of $750 million in U.S. dollars ($1,009 million in Canadian dollars), which mature on February 15, 2054. The Series US-10 Notes have been hedged for foreign currency fluctuations with cross currency interest rate swaps and in addition, $336 million in Canadian dollars have been hedged for changes in fair value with interest rate swaps. See Note 15, Financial assets and liabilities, for additional details.
The Series M-61 and M-63 MTN debentures and the Series US-9 and US-10 Notes are fully and unconditionally guaranteed by BCE.
In Q1 2024, Bell Canada reclassified its 2.75% Series M-49 MTN debentures with a total principal amount of $600 million and its 3.35% Series M-47 MTN debentures with a total principal amount of $1,500 million, which mature on January 29, 2025 and March 12, 2025, respectively, from long-term debt to debt due within one year.
In Q2 2024, Bell Canada extended the term of its $2.5 billion committed revolving credit facility from May 2028 to May 2029 and the term of its $1 billion committed expansion credit facility from May 2026 to May 2027.
68 BCE Inc. 2024 THIRD QUARTER SHAREHOLDER REPORT

Note 13     Liabilities held for sale
On September 18, 2024, BCE announced the disposition of its minority stake in MLSE for estimated gross proceeds of $4.7 billion. Completion of this disposition is expected mid-2025, subject to relevant sports league and other customary approvals, and will result in an estimated gain of $5.2 billion.
Included in liabilities held for sale in our consolidated statements of financial position (statements of financial position) at September 30, 2024 is a net liability of $493 million which reflects BCE's share of an obligation to repurchase at fair value the minority interest in MLSE. BCE will no longer record equity income or losses from the investment or any changes to the fair value of the obligation to repurchase the minority interest in MLSE.
Our results for the three and nine months ended September 30, 2024 included equity (loss) income of ($19) million and $6 million, respectively, recorded in Other expense in the income statements. Our results for the three and nine months ended September 30, 2023 included equity (loss) income of ($18) million and $8 million, respectively, recorded in Other expense in the income statements.

Note 14 Post-employment benefit plans
Post-employment benefit plans cost
We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs).
Components of post-employment benefit plans service cost

	Three months		Nine months
For the period ended September 30	2024	2023	2024	2023
DB pension	(33)	(32)	(99)	(96)
DC pension	(32)	(33)	(106)	(101)
OPEBs	—	(1)	(1)	(1)
Less:
Capitalized benefit plans cost	15	16	48	42
Total post-employment benefit plans service cost	(50)	(50)	(158)	(156)
Components of post-employment benefit plans financing income

	Three months		Nine months
For the period ended September 30	2024	2023	2024	2023
DB pension	25	38	74	112
OPEBs	(9)	(11)	(25)	(31)
Total net return on post-employment benefit plans	16	27	49	81

Note 15 Financial assets and liabilities
Fair value
The following table provides the fair value details of certain financial instruments measured at amortized cost in the statements of financial position.

			September 30, 2024		December 31, 2023
	Classification	Fair value methodology	Carrying value	Fair value	Carrying value	Fair value
Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	31,494	31,148	29,049	28,225
The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

			Fair value
	Classification	Carrying value of asset (liability)	Quoted prices in active markets for identical assets (level 1)	Observable market data (level 2)(1)	Non-observable market inputs (level 3)(2)
September 30, 2024
Publicly-traded and privately-held investments (3)	Other non-current assets	623	40	—	583
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(358)	—	(358)	—
Other	Other non-current assets	224	—	224	—
December 31, 2023
Publicly-traded and privately-held investments (3)	Other non-current assets	587	10	—	577
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(488)	—	(488)	—
Other	Other non-current assets and liabilities	147	—	216	(69)
(1)Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)Non-observable market inputs such as discounted cash flows and revenue and earnings multiples. For certain privately-held investments, changes in our valuation assumptions may result in a significant increase (decrease) in the fair value of our level 3 financial instruments.
(3)Unrealized gains and losses are recorded in Other comprehensive income (loss) in the statements of comprehensive income and are reclassified from Accumulated other comprehensive loss to the Deficit in the statements of financial position when realized.
Market risk
Currency exposures
In 2024, we entered into cross currency interest rate swaps with a notional amount of $700 million in U.S. dollars ($942 million in Canadian dollars) to hedge the U.S. currency exposure of our US-9 Notes maturing in 2034. The fair value of the cross currency interest rate swaps at September 30, 2024 was a net liability of $14 million recognized in Other current assets and Other non-current liabilities in the statements of financial position. See Note 12, Debt, for additional details.
In 2024, we entered into cross currency interest rate swaps with a notional amount of $750 million in U.S. dollars ($1,009 million in Canadian dollars) to hedge the U.S. currency exposure of our US-10 Notes maturing in 2054. In connection with these swaps, cross currency basis rate swaps outstanding at December 31, 2023 with a notional amount of $644 million were settled. The fair value of the cross currency interest rate swaps at September 30, 2024 was a net liability of $17 million recognized in Other current assets and Other non-current liabilities in the statements of financial position. See Note 12, Debt, for additional details.
In 2024, we entered into cross currency interest rate swaps with a notional amount of $240 million in U.S. dollars ($324 million in Canadian dollars) to hedge the U.S. currency exposure of outstanding loans maturing in 2026 under our Bell
70 BCE Inc. 2024 THIRD QUARTER SHAREHOLDER REPORT

Mobility uncommitted trade loan agreement. The fair value of the cross currency interest rate swaps at September 30, 2024 was nil.
The following table provides details on our outstanding foreign currency forward contracts and options at September 30, 2024.

Type of hedge	Buy currency	Amount to receive	Sell currency	Amount to pay	Maturity	Hedged item
Cash flow (1)	USD	1,189	CAD	1,607	2024	Loans
Cash flow	USD	1,740	CAD	2,353	2024	Commercial paper
Cash flow	USD	195	CAD	251	2024	Anticipated purchases
Cash flow	PHP	744	CAD	18	2024	Anticipated purchases
Cash flow	USD	639	CAD	832	2025	Anticipated purchases
Cash flow	PHP	3,193	CAD	75	2025	Anticipated purchases
Cash flow	USD	420	CAD	562	2026	Anticipated purchases
Economic	USD	45	CAD	59	2024	Anticipated purchases
Economic - options (2)	USD	100	CAD	131	2024	Anticipated purchases
Economic - call options	USD	314	CAD	420	2024	Anticipated purchases
Economic - call options	CAD	56	USD	39	2024	Anticipated purchases
Economic - put options	USD	669	CAD	884	2024	Anticipated purchases
Economic	USD	120	CAD	158	2025	Anticipated purchases
Economic - options (2)	USD	390	CAD	512	2025	Anticipated purchases
Economic - call options	USD	370	CAD	481	2025	Anticipated purchases
Economic - call options	CAD	141	USD	100	2025	Anticipated purchases
Economic - put options	USD	460	CAD	697	2025	Anticipated purchases
Economic - call options	USD	120	CAD	158	2026	Anticipated purchases
Economic - call options	CAD	348	USD	240	2026	Anticipated purchases
Economic - put options	USD	150	CAD	197	2026	Anticipated purchases
(1) Forward contracts to hedge loans secured by receivables under our securitization program.
(2) Foreign currency options with a leverage provision and a profit cap limitation.
A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of $47 million (loss of $163 million) recognized in net (loss) earnings at September 30, 2024 and a gain of $173 million (loss of $158 million) recognized in Other comprehensive income (loss) at September 30, 2024, with all other variables held constant.
Interest rate exposures
In 2024, we entered into, and subsequently terminated, forward starting interest rate swaps, effective from 2026, with a notional amount of $336 million to hedge the fair value of our US-10 Notes maturing in 2054. The fair value of the forward starting interest rate swaps at the date of termination was an asset of $20 million. See Note 12, Debt, for additional details.
In 2024, we terminated forward starting interest rate swaps with a notional amount of $250 million used to hedge the fair value of our Series M-52 MTN debentures maturing in 2030. The fair value of the forward starting interest rate swaps at the date of termination was an asset of $6 million.
In 2024, we terminated a series of interest rate swaps with a notional amount of $50 million maturing in 2025 and $150 million maturing in 2032. These interest rate swaps were used to hedge the fair value of our M-57 MTN debentures maturing in 2032. The fair value of the interest rate swaps at the date of termination was an asset of $6 million.
In 2024, we entered into forward starting interest rate swaps, effective from 2025, with a notional amount of $800 million in U.S. dollars ($1,080 million in Canadian dollars), of which $400 million in U.S. dollars matures in each of 2030 and 2035, to hedge the interest rate exposure on future U.S. dollar debt issuances. The fair value of the forward starting interest rate swaps at September 30, 2024 was a liability of $3 million recognized in Other non-current liabilities in the statements of financial position.
In 2024, we sold U.S. dollar interest rate swaptions with a notional amount of $214 million in U.S. dollars ($289 million in Canadian dollars) expiring in 2024 to hedge economically the fair value of future U.S. dollar debt issuances. The fair value of the swaptions at September 30, 2024 was a liability of $4 million recognized in Trade payables and other liabilities in the statements of financial position.
In 2024, we sold interest rate swaptions, expiring in 2024, with a notional amount of $300 million to hedge economically the fair value of our M-17 MTN debentures maturing in 2035. The fair value of the interest rate swaptions at September 30, 2024 was nil.

In 2024, we sold interest rate swaptions, expiring in 2024, with a notional amount of $750 million for $3 million to hedge economically the fair value of our M-53 MTN debentures maturing in 2027. The fair value of the interest rate swaptions at September 30, 2024 was a liability of $9 million recognized in Trade payables and other liabilities in the statements of financial position.
In 2024, we sold interest rate floors, expiring in 2029, with a notional amount of $350 million and purchased interest rate options, expiring in 2026, with a notional amount of $440 million to hedge economically the interest cost of our M-62 MTN debentures maturing in 2029. The fair value of the interest rate floors and interest rate options at September 30, 2024 was a net asset of $1 million recognized in Other current assets, Other non-current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.
A 1% increase (decrease) in interest rates would result in a loss of $12 million (loss of $6 million) recognized in net (loss) earnings for the nine months ended September 30, 2024, with all other variables held constant.
Equity price exposures
We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at September 30, 2024 and December 31, 2023 was a net liability of $225 million and $162 million, respectively, recognized in Other current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position. A gain of $42 million and a loss of $71 million for the three and nine months ended September 30, 2024, respectively, relating to these equity forward contracts is recognized in Other expense in the income statements.
A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $25 million recognized in net (loss) earnings at September 30, 2024, with all other variables held constant.

Note 16 Share capital
Normal course issuer Bid for BCE First Preferred Shares
For the nine months ended September 30, 2024, BCE repurchased and canceled 4,301,488 First Preferred Shares with a stated capital of $108 million for a total cost of $76 million. The remaining $32 million was recorded to contributed surplus for the nine months ended September 30, 2024.
On November 6, 2024, BCE’s board of directors authorized the company to renew its normal course issuer bid (NCIB) to purchase for cancellation up to 10% of the public float of each series of BCE’s outstanding First Preferred Shares that are listed on the Toronto Stock Exchange (TSX). The NCIB will extend from November 11, 2024 to November 10, 2025, or an earlier date should BCE complete its purchases under the NCIB.
Discounted Treasury Dividend Reinvestment Plan
On November 4, 2024, BCE announced that it intends to amend its Shareholder Dividend Reinvestment and Stock Purchase Plan (DRP) to provide, at the BCE board of directors’ discretion, for the issuance of new common shares from treasury at a discount to the average market price of the common shares preceding the applicable dividend payment date (the Average Market Price). The equity issuance anticipated from implementing a discounted DRP is expected to enable BCE to retain cash to help fund strategic growth initiatives and strengthen the balance sheet. BCE anticipates that commencing with the dividend payable on January 15, 2025 to eligible shareholders as of the December 16, 2024 record date, and subsequently until further notice, common shares will be issued from treasury at a discount of 2% to the Average Market Price.
The amendment is subject to the finalization of terms and approval of the TSX. The announcement of BCE’s intention to amend its existing DRP does not constitute an offer to sell or the solicitation to buy securities.

72 BCE Inc. 2024 THIRD QUARTER SHAREHOLDER REPORT

Note 17 Share-based payments
The following share-based payment amounts are included in the income statements as operating costs.

	Three months		Nine months
For the period ended September 30	2024	2023	2024	2023
Restricted share units (RSUs) and performance share units (PSUs)	(8)	(10)	(43)	(54)
Employee savings plan and deferred share units	(9)	(8)	(26)	(25)
Total share-based payments	(17)	(18)	(69)	(79)
The following tables summarize the change in outstanding RSUs/PSUs and stock options for the period ended September 30, 2024.
RSUs/PSUs

Number of RSUs/PSUs
Outstanding, January 1, 2024	3,412,812
Granted	1,173,411
Dividends credited	209,361
Settled	(1,275,767)
Forfeited	(46,603)
Outstanding, September 30, 2024	3,473,214
Stock options

	Number of options	Weighted average exercise price ($)
Outstanding, January 1, 2024	7,484,561	61
Forfeited or expired	(930,211)	59
Outstanding and exercisable, September 30, 2024	6,554,350	61